





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERUM CAPITAL INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, 20th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAs
(Name – *if individual, state last, first, middle name*)

76 North Walnut St	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LIBERUM CAPITAL INC _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

Financial & Operations Principal
Title

MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires __04|21|2020__



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF
LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2019

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberum Capital Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberum Capital Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberum Capital Inc.'s management. Our responsibility is to express an opinion on Liberum Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberum Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Liberum Capital Inc.'s financial statements. The supplemental information is the responsibility of Liberum Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Liberum Capital Inc.'s auditor since 2014.

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2020

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2019
ASSETS	
Cash	$ 1,561,342
Deposit with clearing organization	250,000
Receivable from clearing organization	3,538,133
Prepaid expenses, receivables, and other assets (no valuation allowance)	165,774
Fixed assets, net	95,269
Operating lease ROU asset	2,193,767
Security deposit	152,600
Deferred income tax asset	52,000
Investment - parent	97,009
Due from parent	3,283,561
Total assets	$ 11,389,455
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 643,992
Income taxes payable	25,092
Operating lease liability	2,428,472
Deferred income tax liability	30,000
Payable to clearing organization	3,269,747
Total liabilities	6,397,303
Stockholder's equity	
Common stock, $0 par value; 1,000 shares authorized	
155 issued and outstanding	155,000
Series A preferred stock, $0 par value; 9,000 shares authorized	
1,091 issued and outstanding	1,091,000
Additional paid-in capital	1,627,650
Retained earnings	2,118,502
Total stockholder's equity	4,992,152
Total liabilities and stockholder's equity	$ 11,389,455

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2019
Revenue	$ 5,446,514
Direct Costs	150,875
Gross Profit	5,295,639
Operating expenses	
Wages and salaries	2,667,085
Other staff costs	473,536
Travel and subsistence	277,618
Market data	226,172
Trading systems	168,928
Communications	75,007
Hardware and software	50,893
Service agreements	54,638
Marketing, public relations and entertaining	54,209
Professional fees	125,305
Premises costs	615,092
Office expense	16,521
Other costs	6,458
Total operating expenses	4,811,462
Income from operations before income taxes	484,177
Income taxes	61,101
Net income	$ 423,076

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2019	$ 155,000	$ 1,091,000	$ 1,621,815	$ 1,695,426	$ 4,563,241
Contribution to capital of Parent's shares for Share Plans			5,835		5,835
Net income				423,076	423,076
Balance - December 31, 2019	$ 155,000	$ 1,091,000	$ 1,627,650	$ 2,118,502	$ 4,992,152

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2019
Cash flows from operations	
Net income	$ 423,076
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	52,804
Operating lease ROU asset amortization	365,628
Share awards compensation	24,902
Deferred taxes	(51,000)
(Increase) decrease in operating assets:	
Receivable from clearing organization	(156,915)
Prepaid expenses, receivables, and other assets	126,943
Prepaid income taxes	136,456
Due to/from parent	(586,570)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(623,497)
Income taxes payable	25,092
Operating lease liabilities	(130,923)
Net cash used by operating activities	(394,004)
Cash flows from investing activities	
Purchase of fixed assets	(43,647)
Net cash used by investing activities	(43,647)
Cash flows from financing activities	
Decrease in cash	(437,651)
Cash - beginning of the year	1,998,993
Cash - end of the year	$ 1,561,342

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition - The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus ten percent (10%).

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

Receivables - Receivables are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectible. No allowance was considered necessary at December 31, 2019.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Income Taxes and Deferred Taxes - The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets and operating lease ROU asset, and stock-based compensation. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 2 - Summary of Significant Accounting Policies (continued)

Advertising - The Company expenses the cost of advertising and promotions as incurred.

Uncertain Tax Positions - The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company' s tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company' s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2019.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation - The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation - Stock Compensation,* at their estimated fair market value on the date of the grant.

Compensated Absences - Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 2 - Summary of Significant Accounting Policies (continued)

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

Subsequent Events - Management has reviewed and evaluated all events and transactions from December 31, 2019 (statement of financial condition date) through February 25, 2020, the date that the financial statements are available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the statement of financial condition date have been recognized in the accompanying financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 3 - Property and Equipment

Property and equipment at December 31, 2019, consisted of the following:

Furniture and fixtures	$	77,538
Equipment		156,935
		234,473
		(139,204)
	$	95,269

Note 4 - Investment - Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 13). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation - Stock Compensation,* the investment in parent is reduced accordingly.

Note 5 - Income Taxes

The income tax expense (benefit) for the year ended December 31, 2019 consists of the following:

Current	
Federal	$ 74,861
State and local	37,240
	112,101
Deferred	
Federal	(32,640)
State and local	(18,360)
	(51,000)
	$ 61,101

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes primarily because of share awards deductibility upon vesting. The deferred tax asset of $52,000 as of December 31, 2019 relates primarily

Note 5 - Income Taxes (continued)

to unamortized share awards and difference in operating lease ROU asset and operating lease liability. The deferred tax liability of $30,000 as of December 31, 2019 relates primarily to accelerated tax depreciation versus book depreciation. The Company presents deferred income tax assets and liabilities in accordance with FASB Accounting Standards Update (ASU) 2015-17, *Balance Sheet Classifications of Deferred Taxes.*

Note 6 - Related Party Transactions

At December 31, 2019 the Company has a receivable from the Parent totaling $3,283,561. There are no repayment terms associated with this transaction.

The Company has a service agreement with the Parent. Under the service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus ten percent (10%). For the year ended December 31, 2019, the fees earned by the Company from the Parent for these services amounted to $5,449,750.

Note 7- Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2019, the Board of Directors did not declare any dividends.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 8 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2019, the Company had net capital of $1,145,939, which was $845,939 in excess of its required net capital of $300,000.

Note 9 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10- Cash Segregated under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 11 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2019, the Company's uninsured cash balance was $1,311,342.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 11 - Concentration of Credit Risk and Other Financial Information (continued)

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	Income taxes	$	0
	Interest		0

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 419,650

ROU assets obtained in exchange for lease obligations:
Operating leases $ 2,559,395

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $ (291,072)

Note 12 - Retirement Plan

The Company has a 40I(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company did not make any contributions to the plan on behalf of the employees in 2019.

Note 13 - Share Plans and Stock-Based Compensation

The Parent had adopted an Ordinary Share Scheme and Growth Share Plans (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2019, the Company recorded compensation expense under the Plans of $24,902.

Note 14 - Receivable From and Payable To Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2019, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$3,269,747	$3,269,747
Other	268,386	
	$3,538,133	$3,269,747

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 15 - Leases

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The lease contains a renewal option of five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 506,613

Weighted average remaining lease term:

Operating leases	6 years

Weighted average discount rate:

Operating leases	5.5 %

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2019 are as follows:

2020	$ 334,686
2021	353,564
2022	386,401
2023	426,749
2024	450,821
Thereafter	476,251
Total lease liabilities	$2,428,472

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF ALTERNATE NET CAPITAL
UNDER SEC RULE 15c3-1

	DECEMBER 31, 2019
Total stockholder's equity	$ 4,992,152
Add: Other or allowable credits	
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	165,774
Fixed assets	95,269
Security deposit	152,600
Deferred income tax asset	52,000
Investment - parent	97,009
Due from parent	3,283,561
	3,846,213
Net capital before haircuts on securities positions	1,145,939
Haircuts on securities	
Net capital	$ 1,145,939

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Excess net capital	895,939
Net capital in excess of 120% of minimum net capital requirement	$ 845,939

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2019
Net capital - per FOCUS Report	$ 1,145,933
Rounding	6
Net capital - per audit report	$ 1,145,939

LIBERUM

575 Fifth Avenue, 20ᵗʰ Floor
New York, NY 10017, United States of America
T +1 212 596 4800 / F +1 212 596 4898
www.liberum.com

Liberum Capital Inc.

Exemption Report

Liberum Capital Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2019 without exception.

Liberum Capital Inc.

CBreh 2/25/20

Financial Principal



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liberum Capital Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2020